VIA EDGAR (FILED AS CORRESPONDENCE), EMAIL AND FEDERAL EXPRESS
November 21, 2005
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PDF Solutions, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 Form 8-K/A dated July 21, 2005 (File No. 000-31311)
Dear Ms. Collins:
     On behalf of PDF Solutions, Inc. (the “Company”), this letter responds to your letter dated November 7, 2005 addressed to John Kibarian regarding the filings of the Company referenced above. For your convenience, we have restated in bold typeface below the comments contained in your letter. Set forth below the comments are the Company’s corresponding responses to such comments.
1.   We note your use of a non-GAAP measure (e.g. adjusted net loss) under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us the usefulness and material limitations of this non-GAAP measure in assessing performance. Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and 10(e)(1)(i) of Regulation S-K...
     The Company notes that neither Regulation S-K nor the Frequently Asked Questions Regarding the Use of Non-GAAP Measures prohibits the use of Non-GAAP financial measures. The Company believes it is helpful to investors to provide a Non-GAAP measurement of income which excludes the amortization of intangibles and stock-based compensation because it reflects the Company’s core business operations. The Company has considered the requirements presented in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures and supplementally advises the Staff as follows:

Ms. Kathleen Collins
Securities and Exchange Commission
November 21, 2005

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business:
     The Company’s Non-GAAP net income measure is used by the Company’s chief operating decision makers to measure the Company’s operating results and to measure profitability and performance. The Company also uses this measure in evaluating performance for executive compensation purposes and budgeting purposes. The Non-GAAP net income measure is also an important factor used in the Company’s evaluation of potential acquisitions, and its experience is that acquisition targets that the Company approaches with proposed transactions involving the Company’s stock rely extensively on this measure. The Company will revise its future filings to better describe the manner in which management uses the non-GAAP measure to conduct or evaluate its business.
•	The economic substance behind management’s decision to use such a measure:
     The Company believes the Non-GAAP net income measure, which excludes amortization of acquired intangible assets and stock based compensation, is another representative measure of financial performance and reflects the economic substance of the Company’s current business operations. Both amortization of acquired intangible assets and stock based compensation do not impact measurement of current operating performance as viewed by management and certain of the Company’s investors as neither category of expense has a current effect on the future uses of cash nor do they have use with regards to the generation of current or future revenues. The Company will revise its future filings to better describe the economic substance behind management’s decision to use such a measure.
•	The material limitations associated with use of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:
     While the Company’s Non-GAAP net income measure is often used as a measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The Company does, however, reconcile the use of its Non-GAAP net income measure with its most directly comparable GAAP financial measure whenever it uses such a measure. The Company will revise its future filings to better point out the material limitations associated with use of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

Ms. Kathleen Collins
Securities and Exchange Commission
November 21, 2005

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure:
     While the Company uses the Non-GAAP net income measure as a key measure, the Company does not rely on only one measure. In discussing this Non-GAAP net income measure, the Company is disclosing a key measure that is not otherwise provided in the financial statements. In future filings, the Company will caution the reader that its Non-GAAP net income measure should not be viewed by investors as an alternative to generally accepted accounting principles, or GAAP, measures of income as a measure of performance, or to cash flows from operating, investing and financing activities as a measure of liquidity.
•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors:
     The Company believes that the Non-GAAP net income measure provides investors with a key financial performance indicator that management uses to manage and evaluate the business. Management provides this disclosure to allow investors an opportunity to see the Company as viewed by management. Additionally, the Company regularly receives requests from investors for this information. The Company will revise it future filings to better describe the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
2.  In addition, you disclose that Non-GAAP information is provided to enable investors to “...perform meaningful comparisons of PDF Solutions’ past, present and future operating results.” This disclosure appears to suggest that the comparable GAAP measure does not provide meaningful information to investors. Tell us what you mean by this disclosure and revise future filings to clearly explain why Non-GAAP information is useful to investors.
     In future filings, the Company will revise its discussion of Non-GAAP information to include language similar to the following:
The Company’s stated results include a non-GAAP measure, non-GAAP net income (loss), which excludes amortization of intangible assets and stock-based compensation. The Company considers this to be an important measure because it provides a useful measure of the operational performance of the company and is used by the Company’s management for that purpose. In addition, investors often use a measure such as this to evaluate the financial performance of a company.

Ms. Kathleen Collins
Securities and Exchange Commission
November 21, 2005

Non-GAAP net income (loss) results are presented for supplemental informational purposes only for understanding the Company’s operating results. These non-GAAP results should not be considered a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from non-GAAP measures used by other companies.
*****
     As a registrant of the United States Securities & Exchange Commission (the “Commission”), the Company affirms the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the aforementioned filing;

•	Comments by the Staff of the Commission (the “Staff”) or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the aforementioned filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company understands the importance of, and is committed to, complying with all applicable SEC rules and regulations. Therefore, should you require additional information or clarification respect to the Company’s responses, or wish to discuss the responses further, please contact me at (650) 614-7455.
Sincerely,

/s/ Lowell Ness
Lowell Ness
Enclosures

cc:	Mr. John Kibarian Mr. P. Steven Melman